

September 11, 2014

Via E-mail
John B. Richards
Chief Executive Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

> **Re: The Joint Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on August 21, 2014**
> **CIK No. 0001612630**

Dear Mr. Richards:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our comment letter, dated August 7, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   In the presentation to potential investors that you submitted supplementally in response to prior comment 2, you include EBITDA and return on investment figures. Please tell us how you calculated these figures, including the key assumptions or methodologies used, as well as whether the proceeds from this offering were considered.

Prospectus Summary

Our Company, page 2

2.   We note your response to prior comment 9 and your statement that a competitor has 442 units in operation. Though you limit your claims of leadership within the "non-

insurance, cash-based model in the United States," there does not appear to be any prohibition on accepting cash by franchises of chiropractic clinics that accept insurance. Furthermore, you state on page 5 that though your competitors may operate on an insurance reimbursement model, they typically accept cash payments as well. As such, it seems you should avoid claims that you are the largest franchisor of chiropractic clinics that operate on a non-insurance, cash-based model in the United States because such a narrowly drawn market definition does not seem to provide sufficient context about the significant size and stature of some of your competitors. Please revise accordingly.

3.   You indicate that you have attracted an average of between 540 and 1,056 new patients per year to your clinics between 2010 and 2014. Based on the supplemental materials provided, the 1,056 figure is a projection. It appears you should revise to disclose that the 1,056 figure is a projection and not the actual average number of new patients. Disclose the material assumptions used for any projection and also disclose material uncertainties that could impact your achievement of the projected performance.

Our Industry, page 4

4.   We have considered your response to prior comment 7 and the supplemental materials provided. We were unable to find support for the following statements in the materials provided. Please provide us with copies of the industry research reports and clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

- Page 4: "According to the Centers for Medicare and Medicaid Services, or CMS, expenditures for chiropractic services in the U.S. were $11.6 billion in 2013 and are expected to grow at approximately 3% annually for the next five years."
- Page 5: "According to a report issued by *First Research* in March 2014, expenditures for chiropractic services in the United States were approximately $11.6 billion in 2013. . . ."
- Page 5: "In addition, according to *Chiropractic Economics*, private sources finance 65.4% of all chiropractic expenditures. . . ."
- Page 47: "In addition, according to a January 2014 IBISWorld report, approximately $4.7 billion of the total chiropractic market comes from out-of-pocket, or cash, payments by patients."

In instances where you attribute a statistic or statement to a report, the statistic or statement must be directly from the source cited. If the company uses data published by an industry report to calculate a new statistic, it is inappropriate to attribute the new statistic to the industry report. In such instances, clarify that the market estimate is the company's and explain the assumptions made by the company in reaching its conclusions. Please revise accordingly.

Our Growth Strategy

Development of company-owned clinics, page 7

5.   With respect to your response to prior comment 14, please tell us, with a view toward revised disclosure, whether there are any plans currently in place to open company-owned clinics. If not, please briefly describe the lack of such plans in the prospectus, and add relevant risk factor disclosure.

Acquiring existing franchises, page 7

6.   In your response to prior comment 15 you indicate that the company has not engaged in any proactive program to identify existing clinics that it believes are available for purchase. However, in the prospectus, you state that you have begun the process of developing a pipeline of existing franchisees whose clinics may be available for purchase and that you intend to use a portion of the proceeds from this offering for such acquisitions. Please revise to correct this discrepancy, and clearly state whether there are any existing clinics the company has identified that are available for purchase.

Risk Factors, page 14

General

7.   Please review each risk factor heading and the disclosure that follows to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:

- Franchise agreements may be terminated or not renewed;
- Our franchisees may not meet timetables for opening their clinics; and
- Our regional developers are independent operators.

"We depend on the success of our franchisees," page 17

8.   You state that as of as of June 30, 2014, you had 92 franchisees operating 215 clinics. Elsewhere, you state that there were 104 franchisees operating 215 franchised clinics. Please revise to correct this inconsistency.

Selected Financial Data, page 32

9.   We note that previously reported earnings per share amounts for the fiscal year ended December 31, 2013 have been restated. Please revise to label the per share amounts that have been restated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

10.   We note your response to prior comment 25 and your revised disclosure. Your revised disclosure identifies the measures, which you consider to be key performance indicators. However, you have not quantified the measures and/or the changes therein. Please revise accordingly.

11.   We note your response to prior comment 26 and your revised disclosure. As previously requested, please revise to disclose here or elsewhere in the filing, the development timeline for clinics opened under regional development agreements to the extent the development timeline differs from initial franchise agreements. In this regard, your disclosure indicates that the development timeline for initial franchises is 9 to 12 months.

Liquidity and Capital Resources

Cash Flows

Cash Flow for Fiscal Year 2013 Compared to Fiscal Year 2012, page 37

12.   We note your response to prior comment 28 and your revised disclosure. Your revised disclosure identifies factors contributing to changes in cash provided by operating activities without providing explanations for all of the changes. In this regard, we note your revised disclosure explaining the changes in deferred revenue and deferred costs; however, there were also significant changes in accounts receivable as well as deferred and prepaid income taxes.

Critical Accounting Policies and Estimates, page 39

13.   We note your response to prior comment 29 and your disclosure of the accounting policies you deem critical to your results of operations and financial condition. As previously requested, please revise to also disclose the areas where estimates are applied to uncertain matters entailing a high level of subjectivity and judgment.

14.   We note from your response to prior comment 30 and your revised disclosure in note 8 to the consolidated financial statements, the factors you consider in determining the fair value of your common stock. Please revise to disclose this information in this section.

Your revised disclosure should also include the specific methods used in your valuations and the nature of the material assumptions involved. For example, disclose whether you use the market approach, the income approach or a blend of these approaches, the nature of the material assumptions under the method(s) used, as well as any company-specific events that are taken into consideration.

Business

Our Company

Franchises, page 45

15.   We have reviewed your response to prior comment 36 and the revised disclosure. Please further revise to describe briefly the "rigorous qualification criteria and training programs" discussed on page 45 and explain whether you employ qualification criteria in the selection of franchise operators. In this regard, we note that the form of franchise agreement filed as an exhibit to the registration statement does not set forth any minimum qualifications for franchise operators.

Franchise Agreements, page 46

16.   Please expand your discussion to summarize the material terms of the franchise agreement, other than the pricing and term provisions. Discuss, for example, the franchise operating standards, consequences of a franchise's failure to comply with the terms of the franchise agreement, any requirements for you to provide products or services to the franchisee and post-termination obligations.

Our Competitive Strengths, page 48

17.   You advise in your response to prior comment 40 that the list of franchisees displayed on page 51 includes the best performing clinics. Please tell us, with a view toward revised disclosure, how these clinics' annual sales compares to annual sales for your other franchises. Provide a balanced discussion of the range of annual sales for your franchises, including the average annual sales and annual sales at the lower cohort level.

Management

Director Independence, page 59

18.   With respect to your response to prior comment 45, please tell us what consideration you gave to the arrangement with Business Ventures Corp. and the fees paid to it, in addition to Craig P. Colmar's representation of the company, in your determination that both Craig P. Colmar and Steven P. Colmar were independent directors.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 66

19. In response to prior comment 47 you filed a description of the agreement with Business Ventures Corp. Please revise your disclosure in this section to describe the type of services provided by Business Ventures Corp. Clarify how the decisions are made regarding the scope of activities that are considered management consulting services and whether services are "needed" or will be provided. Ensure that the written description of the management services agreement describes the material rights and obligations of the parties under the arrangement in a meaningful and tangible manner.

Underwriting

Lock-Up Agreements, page 76

20. In the revised disclosure provided in response to prior comment 50 you retain a statement that the representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. Please revise to specify the circumstances under which the representative may release lock-up agreements without prior notice. Also revise your discussion of the release of the lock-up agreements to avoid the verbatim repetition of contractual language. Your summary of the lock-up arrangements should be clear, concise and understandable. See Rule 421(b) of Regulation C under the Securities Act.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

21. We note the pro forma information provided in the capitalization section, which gives effect to a planned stock dividend and the conversion of preferred stock into common stock in connection with the initial public offering. Please revise to include a pro forma balance sheet giving effect to the change in capitalization and the dividend distribution but not the offering proceeds. Footnote disclosures to this presentation should clarify the status of your convertible preferred stock and dividend distribution as a result of your initial public offering.

Consolidated Statements of Operations, page F-5

22. Please revise to present pro forma earnings (loss) per share for the latest year and subsequent interim period on the face of the statements of operations giving effect to the conversion of the preferred stock and the planned common stock dividend.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

23.   We note your response to prior comment 53 and your revised disclosure. As previously requested, please tell us whether your franchise agreements contain options to purchase clinics from the franchisee. To the extent such options are included in your franchise agreements, tell us what consideration is given to the likelihood that you will purchase clinics and any impact this may have on your accounting. Refer to ASC 952-605-25-9.

Regional Developer Fees, page F-11

24.   We note your response to prior comment 54 and your revised disclosure. In your response, you indicate that regional developer fees are allocated based on the number of units to be opened per the regional developer agreement. As previously requested, please describe your process for estimating the number of clinics expected to be opened within a region. Also, tell us how the number of clinics opened has compared historically to the contractual minimum number specified in the agreements.

Note 5. Income Taxes, page F-16

25.   We note your response to prior comment 58 where you indicate that the unrecognized tax expense included in your income tax provision relates to state income taxes that have not yet been definitively determined. Please clarify whether this expense has actually been recognized, and if so, revise the description of this line item accordingly. Also, revise to classify this expense within current and deferred state income tax provision, as appropriate, in the schedule on page F-16.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

26.   You have not yet filed the certificate of designations, preferences and rights of your Series A Preferred Stock in response to prior comment 62. Please file the certificate with the next amendment.

Exhibit 10.1

27.   We note your response to prior comment 63. Please revise the schedule to include the date of the indemnification arrangement for each signatory and re-file, as a single exhibit, the underlying agreement and the schedule of the omitted details.

Exhibits 99.1 and 99.2

28.   You filed consents from William R. Fields and Ronald V. DaVella in response to prior comment 62. In the response letter, please provide your analysis as to why you believe it is appropriate to limit the scope of consents to the inclusion of such other information regarding the director-nominees as is required to be included in the registration statement under the Securities Act. In this regard, you have included information about the director-nominees that is not specifically required under the Securities Act. Also, in your response, explain whether the limitation on the scope of the nominee consents is consistent with the statutory intent of Section 11 of the Securities Act and Rule 438.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-mail
        Craig P. Colmar, Esq.
        Johnson and Colmar